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                                                                    Exhibit 99.1

[Campbell Resources LOGO]   Campbell Resources Inc.

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE


               MSV RESOURCES OBTAINS ITS CERTIFICATE OF EXECUTION

Montreal, December xx, 2007 - Campbell Resources Inc. (TSX: CCH, OTC Bulletin
Board: CBLRF) ("Campbell") is pleased to announce that Raymond Chabot Inc., the Court appointed Monitor of MSV Resources Inc. ("MSV") has certified that MSV has now fulfilled all of its obligations with respect to its Plan of arrangement made pursuant to the Companies Creditors Arrangement Act (the "CCAA") and that a Certificate of Execution has been filed as at November 27, 2007. Both Campbell and and GeoNova Explorations Inc. exited CCAA earlier this year.

Furthermore, The Quebec Superior Court has granted Meston Resources Inc.'s ("Meston") request for an additional extension to May 31, 2008 of the initial order granted June 30, 2005 under the CCAA to allow Meston to fulfil its obligations under its Plan of arrangement.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.
Andre Fortier, President and Chief Executive Officer
Tel.: 514-875-9037
Fax: 514-875-9764
afortier@campbellresources.com

Renmark Financial Communications Inc.
Henri Perron, hperron@renmarkfinancial.com
Julien Ouimet, jouimet@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com